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ALLISON M. FUMAI allison.fumai@dechert.com
+1 212 698 3526 Direct
+1 212 698 3599 Fax
February 18, 2022

U.S. Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Matthew Williams, Division of Investment Management

Re: VanEck ETF Trust (the “Trust”)
(File Nos. 333-123257 and 811-10325)

Dear Mr. Williams:

We are in receipt of your telephonic comments regarding the registration statement on Form N-1A (the “Registration Statement”) for the Trust with respect to VanEck High Yield Muni ETF, VanEck Intermediate Muni ETF, VanEck Long Muni ETF, VanEck Short High Yield Muni ETF, and Short Muni ETF (each, a “Fund” or collectively, the “Funds”), each a series of the Trust, filed with the Securities and Exchange Commission (the “SEC”) on December 17, 2021. The Trust has considered your comments and has authorized us to make the responses and changes discussed below to the Registration Statement on its behalf. Below, we describe the changes that have been or will be incorporated into the Fund’s Registration Statement in response to the Staff of the SEC’s (the “Staff”) comments and provide any responses to or any supplemental explanations of such comments, as requested.

GENERAL
Comment 1.
Please respond to all comments in a letter filed as a correspondence on EDGAR and email a courtesy copy of the letter to the Staff examiner at least 5 business days in advance of the date you seek to go effective. Please remove all brackets and fill in all outstanding information prior to the 485(b) filing with the SEC. The Staff notes that the Trust and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the Staff. Please note that where a comment is made in one section of the Prospectus, such comment is applicable to similar disclosures appearing elsewhere in the Prospectus.

Response 1.	We respectfully acknowledge your comment.

PROSPECTUS
Comment 2.	For the avoidance of doubt, comments made regarding one series in the Prospectus should be carried over to the other series of the Registration Statement.

Response 2.	We respectfully acknowledge your comment.

Comment 3.
With respect to each Fund’s respective transition index, please supplementally confirm that the registrant will amend the Prospectus effective December 1, 2022, when each Fund begins tracking its respective final index.

Response 3.	We supplementally confirm that the Trust will amend the Funds’ Prospectus effective December 1, 2022 when each Fund begins tracking its respective final index.

Comment 4.
With respect to the first sentence in the first paragraph under the “VanEck High Yield Muni ETF—Summary Information—Principal Investment Strategies” section, to avoid confusion, please refer to the transition index by name as noted under the “VanEck High Yield Muni ETF—Summary Information—Investment Objective” section, instead of using the term “benchmark index.”

Response 4.	We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate.

Comment 5.
With respect to the second sentence in the first paragraph under the “VanEck High Yield Muni ETF—Summary Information—Principal Investment Strategies” section, to the extent it is not already disclosed, please disclose whether such investments will be subject to the alternative minimum tax.

Response 5.
We respectfully acknowledge your comment and refer you to the disclosure under “Tax Risk,” which notes that the Fund’s investments in municipal bonds may become “less attractive” due to changes in the alternative minimum tax rates. Therefore, the Fund’s investments in municipal bonds are subject to the alternative minimum tax.

Comment 6.
The second paragraph under the “VanEck High Yield Muni ETF—Summary Information—Principal Investment Strategies” section states that “[t]he Fund has adopted a fundamental investment policy to invest at least 80% of its assets in investments suggested by its name,” please explicitly state what “investments suggested by its name” refers to. Please also disclose in the principal strategy disclosure that this policy cannot be changed without a shareholder vote. Please confirm that the fundamental 80% policy is included in the Statement of Additional Information (“SAI”) for these Funds.

Response 6.	The disclosure has been revised accordingly and we also confirm that the Funds’ fundamental 80% policy is included in the Funds’ SAI.

Comment 7.
With respect to the third paragraph under the “VanEck High Yield Muni ETF—Summary Information—Principal Investment Strategies” section, please disclose the number of constituents in the index or the range of index constituents. For investor clarity, please also disclose when the transition and final indexes are rebalanced and reconstituted.

Response 7.	The disclosure has been revised accordingly.

Comment 8.
With respect to the second sentence in the fourth paragraph under the “VanEck High Yield Muni ETF—Summary Information—Principal Investment Strategies” section, please clarify whether the concentration disclosure is referring to the transition index or the prior index. Please also clarify the “significant portion” disclosure and the sector specific risk disclosure and confirm they correspond with the transition index rather than the prior index.

Response 8.
We respectfully submit that the concentration disclosure refers to the transition index, as such index is defined in the Prospectus. We also respectfully acknowledge the comment to clarify the “significant portion” and sector specific risk disclosure; however, we believe the current disclosure is appropriate.

Comment 9.
With respect to the fifth paragraph under the “VanEck High Yield Muni ETF—Summary Information—Principal Investment Strategies” section, please briefly explain why the Funds are using transition indexes and briefly explain how, if at all, the methodologies of the transition indexes differ from the final indexes that the Funds will adopt in December 2022.

Response 9.
We hereby supplementally submit that a transitioned approach to the index changes is being done to seek to enable portfolio managers to make the necessary adjustments to portfolio holdings in a manner that minimizes the impact of the turnover to shareholders. As set forth in the filing, each transition index gradually increases exposure to securities based on their weightings in the final index while proportionally reducing exposure to certain component securities of the prior index. By the end of the transition period in December 2022, the transition index will be primarily composed of securities that are also included in the final index.

Comment 10.
With respect to the last paragraph of each Fund’s “Index Tracking Risk” disclosure, if the Fund will engage in active or frequent trading resulting from the repositioning, please add active/frequent trading principal strategy disclosure in Items 4 and 9. Please also briefly discuss any tax consequences to new and existing shareholders as a result of such portfolio turnover.

Response 10.
We hereby confirm that the Fund does not anticipate engaging in active or frequent trading resulting from the repositioning. In addition, the Funds’ “Index Tracking Risk” disclosure has been revised to disclose the potential tax consequences to new and existing shareholders as a result of such portfolio turnover.

Comment 11.
With respect to each Fund’s “Authorized Participant Concentration Risk” and “No Guarantee of Active Trading Market” disclosure, please include disclosure stating that bid-ask spreads may widen as a result of the risk discussed under these tiles.

Response 11.
We respectfully note that the risk related to bid/ask spreads in the trading of the Funds’ Shares are currently disclosed under the Funds’ “No Guarantee of Active Trading Market” disclosure. Accordingly, we believe that the referenced disclosure is appropriate.

Comment 12.	Under each Fund’s “Summary Information—Performance” section, please change the reference of the Fund’s “benchmark index” to the actual index the disclosure is referring to (e.g. the final index).

Response 12.	We respectfully acknowledge your comment; however, we believe that the referenced disclosure is appropriate.

Comment 13.	With respect to the bar chart under each Fund’s “Summary Information—Performance” section, please confirm that the year-to-date returns as of December 31, 2021 will be included in the 485(b) filing.

Response 13.	The disclosure will be included in the 485(b) filing.

Comment 14.
With respect to the table under the “VanEck High Yield Muni ETF—Summary Information—Performance—Average Annual Total Returns” section, if the Final High Yield Index will be presented in the table, please add disclosure regarding the Final High Yield Index in the narrative paragraph preceding the table.

Response 14.
We hereby confirm that the performance of the Final High Yield Index will be included under the “VanEck High Yield Muni ETF—Summary Information—Performance—Average Annual Total Returns” section in the 485(b) filing. However, given that the inception date of the Final High Yield Index is December 2021, no performance data has been provided for the relevant periods. Additionally, the narrative paragraph under this section has been revised to disclose that the Fund is expected to begin tracking the Final High Yield Index on December 1, 2022.

Comment 15.
With respect to the last sentence under the “VanEck High Yield Muni ETF—Summary Information—Performance—Average Annual Total Returns” section, please consider clarifying what “important information” the reader is being directed towards.

Response 15.	We respectfully acknowledge your comment; however, we believe that the referenced disclosure is appropriate.

Comment 16.
With respect to the “Additional Information About the Fund’s Investment Strategies and Risks” section, according to Form N-1A, the disclosure provided pursuant to Items 4(a) and 4(b) should be a summary of the disclosure provided pursuant to Items 9(b) and 9(c). Please accordingly describe the Fund’s principal investment strategies and principal risks in the disclosure pursuant to Items 9(b) and 9(c) that were summarized in the disclosure pursuant Items 4(a) and 4(b) to follow the layered disclosure regime contemplated by form N-1A.

Response 16.	We respectfully acknowledge your comment; however, we believe that the referenced disclosure is appropriate and consistent with the requirements of Form N-1A.

STATEMENT OF ADDITIONAL INFORMATION

Comment 17.
With respect to Fundamental Restriction 9 under the “Investment Policies and Restrictions—Investment Restrictions” section that states that “except that the Fund may invest 25% or more of the value of its total assets in securities of issuers in any one industry or group of industries if the index that the Fund replicates concentrates in an industry or group of industries.”, please change the “may invest” to “will invest”.

Response 17.
We respectfully acknowledge your comment; however, we believe the referenced disclosure is appropriate. As disclosed under the “Index Tracking Risk” disclosure, the Fund may not be able to replicate the concentration of the Index for various reasons, such as regulatory restrictions or a lack of liquidity on the stock exchanges on which the Index constituents trade. We further note that the Fund’s fundamental investment restriction and related disclosure are consistent with those of other passively managed ETFs.

Comment 18.
With respect to the “Creation and Redemption of Creation Units—Acceptance of Creation Orders” section, please delete the statement that the Fund reserves “absolute” right to reject or suspend creations if “…(d) the acceptance of the Deposit Securities would have certain adverse tax consequences to the Fund...[or]…(f) the acceptance of the Fund Deposit would otherwise, in the discretion of the Trust or the Adviser, have an adverse effect on the Trust or the rights of Beneficial Owners….” The Staff recognizes that the disclosure in question may be derived from statements related to prior exemptive relief obtained by ETFs. However, in connection with the recent proposal and adoption of Rule 6c-11, the Commission stated its belief that “an ETF generally may suspend the issuance of creation units only for a limited time and only due to extraordinary circumstances such as when the markets on which the ETF’s portfolio holdings are traded are closed for a limited period of time.” In adopting the rule, the Commission further noted that “the suspension of creations impairs the arbitrage mechanism, it could lead to significant deviations between what retail investors pay or receive in the secondary market and the ETFs approximate NAV, such a result would run counter to the basis for relief from section 22d and Rule 22c-1, and therefore would be inconsistent with Rule 6c-11”. While the Staff recognizes that in certain limited circumstances ETFs may have a sound basis for rejecting individual creation orders, the Staff believes that the disclosure in question here is sufficiently broad to run counter to the Commission’s position, to the extent the rejection of orders would effectively result in the suspension of creations.

Response 18.
We have revised the disclosure in response to this comment by striking the term “absolute.” However, we respectfully decline to further revise the disclosure. In the Rule 6c-11 proposing release, the Commission acknowledges that “an additional issue related to the issuance and redemption of ETF shares is the extent to which an ETF may directly or indirectly suspend these processes,” and, in this regard, the Commission notes that “an ETF that suspends the issuance or redemption of creation units indefinitely could cause a breakdown of the arbitrage mechanism….” The disclosure in question here speaks to the Fund’s ability to reject or revoke individual purchase orders. Among other things, a purchase order may be rejected, in the exclusive discretion of the Fund and/or its distributor, if such creation would result in adverse consequences to the Fund and its shareholders. Importantly, the disclosure in question does not speak to — and does not purport to give to the Fund — the right to suspend the issuance of creation units indefinitely. Accordingly, we do not believe that the policy consideration discussed in the Rule 6c-11 proposing release is applicable in the context of this disclosure.

DECLARATION OF TRUST

Comment 19.
With respect to Section 11.09 of the Trust’s Declaration of Trust (the “Declaration of Trust”) entitled “Derivative Actions,” please provide corresponding disclosure in an appropriate location in the Prospectus and state that this provision does not apply to claims arising under Federal securities laws.

Response 19.
We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate and consistent with the requirements of Form N-1A. We further note that Section 11.12 of the Declaration of Trust states that “If any provision of this Trust Instrument shall be held invalid or improper, unenforceability shall attach only to such provision in such jurisdiction and shall not in any manner affect such provisions in any other jurisdiction or any other provision of this Trust Instrument in any jurisdiction.” We believe that this provision adequately addresses the fact that claims made or arising within the jurisdiction of the United States (including those made or arising under the federal securities laws) would not be subject to Section 11.09, to the extent that they are not consistent with that provision.

Comment 20.
With respect to items (i)(E)(z), (ii) and (iii) of Section 11.10 of the Declaration of Trust entitled “Jurisdiction and Forum,” please disclose in an appropriate location in the Prospectus that these exclusive state court forum provisions do not apply to claims arising under Federal securities laws. Please also disclose in an appropriate location in the Prospectus or in the SAI these provisions and corresponding risks of the provisions even as to non-Federal securities laws claims. For example, please disclose that shareholders may have to bring suit in an inconvenient and less favorable forum and that there is a question regarding the enforceability of such exclusive state court forum provisions since the Securities Act of 1933, as amended, and the 1940 Act permit shareholders to bring claims arising from these Acts in both state and Federal courts.

Response 20.
We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate and consistent with the requirements of Form N-1A. As stated above, we further note that Section 11.12 of the Declaration of Trust states that “If any provision of this Trust Instrument shall be held invalid or improper, unenforceability shall attach only to such provision in such jurisdiction and shall not in any manner affect such provisions in any other jurisdiction or any other provision of this Trust Instrument in any jurisdiction.” We believe that this provision adequately addresses the fact that claims made or arising within the jurisdiction of the United States (including those made or arising under the federal securities laws) would not be subject to Section 11.10, to the extent that they are not consistent with that provision.

Comment 21.
With respect to item (vi) of Section 11.10 of the Declaration of Trust entitled “Jurisdiction and Forum,” please disclose in an appropriate location in the Prospectus or the SAI that shareholders waive the right to a jury trial.

Response 21.	We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate and consistent with the requirements of Form N-1A.

PART C

Comment 22.	Please file as an exhibit the index licensing agreement as an “other material contract” pursuant to Item 28(h) of Form N-1A.

Response 22.
We respectfully acknowledge your comment. The Trust respectfully confirms that it does not believe that the Licensing Agreement between the Adviser and ICE Data Indices, LLC, the Funds’ index provider, falls within the meaning of “other material contracts” set forth in Form N-1A, Item 28(h). Accordingly, the Trust has not included the Licensing Agreement as an exhibit to the Trust’s Registration Statement.

* * * * *

If you have any questions, please feel free to contact Vince Nguyen at (212) 698-3566 or me at (212) 698-3526.

Very truly yours,

/s/ Allison M. Fumai
Allison M. Fumai